UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Trans-Orient Petroleum Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

892917
(CUSIP Number)

August 30, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 892917

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Alex Guidi
2	Check the appropriate box if a member of a Group* (a) [ ] (b) [X]
3	Sec Use Only
4	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,561,160 common shares
	6	Shared Voting Power Not applicable.
	7	Sole Dispositive Power 4,561,160 common shares
	8	Shared Dispositive Power Not applicable.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,561,160 common shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 14.19% (based on 30,590,225 common shares of the Issuer issued and outstanding as of September 18, 2006)
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Trans-Orient Petroleum Ltd (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices:

999 Canada Place, World Trade Centre, Suite 404 Vancouver, B.C. V6C 3E2 Canada

Item 2.

(a)	Name of Person Filing:

This Statement is filed by Alex Guidi (the “Reporting Person”).

(b)	Address of Principal Business Office:

The address of the principal business of reporting person is 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

(c)	Citizenship:

Canadian

(d)	Title and Class of Securities:

Common Shares, no par value.

(e)	CUSIP No.:

892917

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Mr. Guidi beneficially owns 4,561,160 common shares of the Issuer. Beneficial ownership is comprised of 3,011,160 shares held directly and 1,550,000 shares of the Issuer issuable upon exercise of the warrants, which have not been exercised to date.

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934. Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date indicated.

(b)	Percent of Class:

The 4,561,000 common shares of the Issuer beneficially owned by Mr. Guidi represent approximately 14.19% of the Issuer’s common shares, based upon 30,590,225 common shares of the Issuer outstanding as at September 18, 2006.

(c)	Power to Vote and Power to Dispose:

Mr. Guidi has the sole direct power to vote and direct the disposition of all shares of the Issuer beneficially owned by him.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2006

/s/ Alex Guidi

___________________________
Alex Guidi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).